SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

GREENROSE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

395392 103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Greenrose Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,532,500 (1) Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 4,532,500 (1) Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,532,500 (1) Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount reflects 4,312,500 shares of common stock owned by the Reporting Person and 220,000 shares of common stock underlying units of the Issuer purchased by the Reporting Person in private placements conducted in connection with the Issuer’s initial public offering. This amount does not include 220,000 shares of common stock issuable upon the exercise of warrants underlying units of the Issuer held by the Reporting Person, or 1,100,000 shares of common stock issuable upon the exercise of warrants held by the Reporting Person, none of which are exercisable and will not be exercisable within 60 days of this filing. See the description under “Private Placements” in the Issuer’s registration statement on Form S-1 (File No. 333-235724) (the “Registration Statement”). This amount does not include securities issuable upon conversion of $2,000,000 in convertible notes (the “Notes”) issued by the Issuer to the Reporting Person, evidencing loans in the same aggregate amount. The Notes allow the Reporting Person, at its sole option, to convert any of the principal amount due under the Notes into units at a price of $10.00 per unit (“Working Capital Units”) and/or warrants at a price of $1.00 per warrant (“Working Capital Warrants”). The Working Capital Units and/or Working Capital Warrants, if any, would be identical to the Private Units and/or Private Warrants, as described in the Registration Statement. As of the date of this filing, the Reporting Person has not determined whether it will convert the Notes into Working Capital Units and/or Working Capital Warrants, or have the Notes repaid without interest, at the time the Issuer completes its initial business combination.

Item 1.	Security and Issuer.

Item 1(a).	Name of Issuer:

Greenrose Acquisition Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

111 Broadway, Amityville, NY 11701

Item 2(a).	Name of Person Filing:

This Statement is filed by Greenrose Associates LLC, is a New York limited liability company (the “Reporting Persons”). Other than Thomas Megale, each of the Issuer’s officers and directors is, directly or indirectly, a member of the Reporting Person.

The Reporting Person is governed by a board of managers consisting of five managers, including William F. Harley III, Daniel Harley and Brendan Sheehan. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of Issuer’s securities held by the Reporting Person, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on the Reporting Person’s board of managers is deemed to have or share beneficial ownership of the securities held by the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is: 111 Broadway, Amityville, NY 11701

Item 2(c).	Citizenship:

Greenrose Associates LLC – New York, United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

395392 103

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a) Amount Beneficially Owned: 4,532,500 shares of Common Stock (see footnote 1 to the ownership table).

(b) Percent of Class: 20.7%

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 4,532,500 shares of Common Stock

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,532,500 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

GREENROSE ASSOCIATES LLC

By:	/s/ William F. Harley III
	Name:	William F. Harley III
	Title:	Manager

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